

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2018

<u>Via Email</u>
Larry D. Young
President and Chief Executive Officer
Dr. Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, Texas 75024

> **Re: Dr. Pepper Snapple Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 8, 2018**
> **File No. 001-33829**

Dear Mr. Young:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel
                                        and Mining

cc: Howard A. Kenny
       Morgan, Lewis & Bockius LLP